EXHIBIT 99.1

XORTX Clarifies Timing for Share Consolidation

CALGARY, Alberta, Nov. 10, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that further to its press release of November 8th, the consolidation of the Company’s common shares on the basis of one post-consolidation Share for every nine pre-consolidation Shares (the “Consolidation”), will now be undertaken today with the shares expected to begin trading on a post-consolidation basis on the TSX Venture Exchange (“TSXV”) and the Nasdaq Capital Market (“Nasdaq”) when markets open on or about Tuesday, November 14, 2023.

The Shares will continue to trade on the TSXV and Nasdaq under the symbol “XRTX” on a post-Consolidation basis, under a new CUSIP number – 98420Q306.

The Consolidation has been approved by the TSX Venture Exchange (the “TSXV”) and follows approval of a consolidation of the Shares on the basis of a range of up to nine pre-consolidation Shares for every one post-consolidation Share at the special meeting of shareholders of the Company held on October 27, 2023. As a result of the Consolidation, the number of issued and outstanding Shares will be reduced from 17,989,687 to approximately 1,998,854, subject to adjustment for rounding. No fractional shares will be issued in connection with the Consolidation. If a holder of Shares would otherwise be entitled to a fraction of a share, then the number of post-Consolidation Shares issuable to such shareholder shall be rounded down to the next lower whole number. No cash consideration will be paid in respect of fractional shares. The exercise or conversion price and/or the number of Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

Shareholders of record as of the Effective Date will receive a letter of transmittal from TSX Trust Company, the transfer agent for the Shares, providing instructions for the exchange of their Shares as soon as practicable following the Effective Date. Until surrendered, each share certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation shares to which the holder is entitled as a result of the Consolidation.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, OIipriya Das, PhD, MSc olipriya.das@russopartnersllc.com or +1 409 365 3641

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.